Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a reported basis for the periods indicated. Earnings consist of income from continuing operations plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and costs related to retiring certain debt early.  We have calculated the ratio of earnings to fixed charges by adding net income from continuing operations to fixed charges and dividing that sum by such fixed charges.

	Year Ended December 31,										Three Months Ended March 31,
	2010		2011		2012		2013		2014		2014		2015
	(in thousands)

Income from continuing operations before income taxes	$58,436		$52,606		$120,698		$172,521		$221,349		$55,829		$43,052
Interest expense	90,602		86,899		106,096		92,048		126,869		30,043		43,089
Income before fixed charges	$149,038		$139,505		$226,794		$264,569		$348,218		$85,872		$86,141

Capitalized interest	$22		$139		$240		$190		$—		$—		$20
Interest expense	90,602		86,899		106,096		92,048		126,869		30,043		43,089
Total fixed charges	$90,624		$87,038		$106,336		$92,238		$126,869		$30,043		$43,109
Earnings / fixed charge coverage ratio	1.6	x	1.6	x	2.1	x	2.9	x	2.7	x	2.9	x	2.0	x